BEDMINSTER NATIONAL CORP.

90 Washington Valley Road

Bedminster, New Jersey 07921

(908) 719-8940

April 26, 2006

U.S. Securities & Exchange Commission

Office of Small Business

450 Fifth Street NW

Washington, D.C. 20549

Re:	Bedminster National Corp.
File No. 333-127329

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Post Effective Amendment to Registration Statement on Form SB-2, File No. 333-127329, to 4:00 P.M. Eastern Standard Time on April 26, 2006, or as soon as practicable thereafter.

We are also aware that:

•                  Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

BEDMINSTER NATIONAL CORP.

/s/ PAUL PATRIZIO

PRESIDENT AND SECRETARY